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                            June 27, 2022

       Harry Steck
       Chief Executive Officer
       Traccom Inc.
       P.O. Box 8906
       4774 Park Granada, Suite 10
       Calabasas, CA 91372

                                                        Re: Traccom Inc.
                                                            Post-Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed June 17, 2022
                                                            File No. 024-11448

       Dear Mr. Steck:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A filed June 17, 2022

       Independent Accountant Audit Report, page F-3

   1. We note that the audit report included on page F-3 of the Post-Qualification Amendment
                                                        No. 1 to the Offering
Statement on Form 1-A only covers the financial statements for the fiscal year ended
December 31, 2021 and does not cover the financial statements for the fiscal year ended
December 31, 2020. Please revise the Offering Statement to provide audited financial
statements for the fiscal year ended December 31, 2020 and a corresponding audit
report and auditor consent. Refer to Part F/S (c) of Form 1-A.
                                                        Additionally, we note
that there are multiple footnotes in the financial statements indicating that the
financial statements for the year ended December 31, 2020 were provided "for
comparative purposes only.    Please remove these references throughout the
                                                        filing.
 Harry Steck
Traccom Inc.
June 27, 2022
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 or Joe McCann at 202-551-6262 with any other questions.



                                                             Sincerely,
FirstName LastNameHarry Steck
                                                             Division of
Corporation Finance
Comapany NameTraccom Inc.
                                                             Office of Life
Sciences
June 27, 2022 Page 2
cc:       Lahdan Rahmati, Esq.
FirstName LastName